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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0167 Expires: October 31, 2004 Estimated average burden hours per response .... 1.5

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

0-25984
Commission File Number

SNTL Corporation (f/k/a Superior National Insurance Group Inc.)
(Exact name of registrant as specified in its charter)

30101 Agoura Court, #222, Agoura Hills, CA 91301
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $0.01 Par Value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:      1

        Pursuant to the requirements of the Securities Exchange Act of 1934 SNTL Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 18, 2002	By:	/s/ ALEX CORBETT Alex Corbett, Senior Vice President and Chief Financial Officer through July 18, 2002, superceded in office upon effectiveness of the SNTL Corporation Plan of Reorganization

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

      Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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FORM 15